NO ACT

PE
12-9-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO[redacted]
WASHINGTON, D.C. 20549

14008445

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 19 2014

Washington, DC 20549

December 19, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 12-19-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 9, 2014

Dear Mr. Mueller:

This is in response to your letter dated December 9, 2014 concerning the shareholder proposal submitted to GE by Timothy Roberts. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Timothy Roberts
timclayroberts@insightbb.com

December 19, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 9, 2014

The proposal recommends that the company improve its stock ownership and holding requirements so that senior executives hold any shares they receive in connection with the exercise of stock options for the life of the executive.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(12)(ii). In this regard, we note that proposals dealing with substantially the same subject matter were included in GE's proxy materials for meetings held in 2014 and 2013 and that the 2014 proposal received 3.23 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 9, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Timothy Roberts
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareowners (collectively, the "2015 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof received from Timothy Roberts (the "Proponent").

Pursuant to Rule 14a-8(j), we:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> This proposal recommends that General Electric improve its stock ownership and holding requirements so that senior executives hold any shares they receive in connection with the exercise of stock options for the life of the executive. This applies only to stock issuable upon exercise of currently unexercised options. The executive can earn the dividends and bequeath the shares.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as two previously submitted shareowner proposals that were included in the Company's 2014 and 2013 proxy materials, respectively, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(12)(ii) Because It Deals With Substantially The Same Subject Matter As Two Previously Submitted Proposals, And The Most Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(ii), a shareowner proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

The Company has within the past five years included in its proxy materials two shareowner proposals regarding the length of time senior executives must hold shares of Company stock after exercising stock options.

- The Company included in its 2014 proxy materials, filed with the Commission on March 5, 2014 (the "2014 Proposal," attached as Exhibit B), a shareowner proposal from the Proponent that was identical to the Proposal.
- The Company included in its 2013 proxy materials, filed with the Commission on March 11, 2013 (the "2013 Proposal," attached as Exhibit C), a shareowner proposal that requested that the Company "adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age."

The Proposal deals with substantially the same subject matter as the 2014 Proposal and the 2013 Proposal (collectively, the "Previous Proposals"), and the 2014 Proposal received less than 6% of the votes cast at the 2014 Annual Meeting of Shareowners.

A. Overview Of Rule 14a-8(i)(12).

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareowner proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the shareowner proposals or their subject matters be identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. *See Medtronic Inc.* (avail. June 2, 2005) (concurring that a proposal requesting that the company list all of its political and charitable contributions on its website was excludable as dealing with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

In addition, the Staff has concurred in the exclusion of proposals under Rule 14a-8(i)(12) even if the proposals differ in scope from the prior proposals. In *American International Group, Inc.* (avail. Jan. 23, 2012), for example, the Staff permitted the exclusion pursuant to Rule 14a-8(i)(12)(ii) of a shareowner proposal requesting that the board of directors adopt a policy requiring senior executives to retain 25% of stock acquired through equity pay programs until one year after the termination of the executives' employment because the proposal dealt with substantially the same subject matter as two prior proposals requesting that the company adopt a policy requiring senior executives to retain 75% of shares acquired through equity-based compensation for two years after the executives left the company. *See also Mattel, Inc.* (avail. Jan. 6, 2010) (concurring that a proposal requesting that the board of directors limit compensation of any member of management to $500,000 a year addressed substantially the same subject matter as another proposal requesting that the board of directors limit compensation of the top five persons named in management to $500,000 per year after existing compensation programs expire); *PG&E Corp.* (avail. Jan. 15, 1999) (concurring that a proposal requesting that directors be paid only in company common stock and that "a significant portion" of such stock be held to the conclusion of their board tenure dealt with substantially the same subject matter as four other proposals, two of which specified the number of shares the directors would receive as compensation and three of which did not require the directors to retain the shares received as compensation for any established amount of time); *BankAmerica Corp.* (avail. Jan. 26, 1998) (concurring that a proposal requesting that directors be paid only in company common stock and that "a significant portion" of such stock be held to the conclusion of their board tenure addressed substantially the same subject matter as four other proposals, two of which required directors to retain a certain amount of stock after their terms expired, one of which specified the number of shares a director would receive as compensation, and two of which specified how the value of the common stock compensation would be measured).

B. The Proposal Deals With Substantially The Same Subject Matter As Two Proposals That Were Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.

The Proposal deals with substantially the same subject matter as the Previous Proposals. Specifically, the Proposal and the Previous Proposals request that the Company adopt a policy requiring senior executives to hold shares of Company stock acquired through the exercise of stock options or equity compensation programs for a certain length of time. The express language of the Proposal and the Previous Proposals demonstrates that they address substantially the same substantive concern. For example:

- <u>The Proposal and Previous Proposals recommend share retention policies that apply to senior executives.</u> The Proposal and the Previous Proposals identify "senior executives" as the sole target of the proposed share retention policies.

- <u>The Proposal and Previous Proposals recommend that the senior executives be required to hold shares of Company stock for a specified period of time.</u> The Proposal and 2014 Proposal recommend requiring that senior executives of the Company "hold [specified shares] for the life of the executive." Similarly, the 2013 Proposal sought to require senior executives to retain specified shares "until reaching normal retirement age." The 2013 Proposal defined "normal retirement age" by reference to the Company's retirement plan with the most participants.

- <u>The Proposal and Previous Proposals recommend that the share retention policy apply to a percentage of shares acquired through specific means by senior executives.</u> The Proposal and the 2014 Proposal recommend that the share retention policy require that senior executives hold all (*i.e.*, 100%) shares received through the exercise of stock options for the specified length of time. The 2013 Proposal proposed that the Company require senior executives to hold "a significant percentage" of shares received through equity pay programs for the specified length of time.

- <u>The Proposal and Previous Proposals both apply to the Company's equity compensation.</u> Specifically, the share retention policy proposed by the 2013 Proposal would have applied to shares of Company stock that senior executives "acquired through equity pay programs." The Proposal and the 2014 Proposal propose a share retention policy that would apply to "shares ... receive[d] in connection with the exercise of stock options," which are a component of the Company's equity-based compensation. Further, the supporting statements of the Proposal and the Previous Proposals specifically identify past equity compensation decisions by the Company as a rationale for pursuing the proposals.

- <u>The supporting statements of the Proposal and the Previous Proposals indicate that the Proposal and the Previous Proposals are motivated by the same concerns.</u> Specifically, the supporting statements of the Proposal and the Previous Proposals state a desire to ensure that senior executives focus on the long-term performance of the Company's stock. The Proposal and the 2014 Proposal, for example, both rationalize the proposal by stating a desire that "management can be aligned to the long term investor" and recount examples where Company executives purportedly profited from stock price volatility. Similarly, the supporting statement in the 2013 Proposal states that requiring senior executives to retain a certain percentage of shares of Company stock "would focus our executives on our company's long-term success."

Thus, the substantive concerns underlying both the Proposal and the Previous Proposals are the same. Though the precise terms of the Proposal and the 2014 Proposal differ from those of the 2013 Proposal, this does not preclude no-action relief under Rule 14a-8(i)(12). As illustrated in the *American International Group*, *Mattel*, *PG&E* and *BankAmerica* precedents cited above, the Staff has consistently concurred in the exclusion of shareowner proposals that varied in language and scope from previously submitted proposals when those proposals address the same substantive concerns. As in the above precedent, although the specific language in the Previous Proposals and the Proposal may differ, each addresses the same substantive concern—incentivizing senior executives to focus on the long-term value of shareowner equity. Moreover, each of the Previous Proposals and the Proposal seek to address this same concern in the same manner, by requiring senior executives of the Company to retain for a significant period shares of Company stock acquired under equity compensation programs. Any difference in scope between the duration or percentage of the proposed share retention by senior executives in the Proposal and the Previous Proposals is thus not relevant pursuant to Staff precedent.

C. *The Shareowner Proposal Included In The Company's 2014 Proxy Materials Did Not Receive The Shareowner Support Necessary To Permit Resubmission.*

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareowner votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on April 28, 2014, which states the voting results for the Company's 2014 Annual Meeting of Shareowners and is attached as Exhibit D, the 2014 Proposal received 3.23% of the votes cast at the Company's 2014 Annual Meeting of Shareowners.[1] Thus, the vote on the 2014 Proposal failed to achieve the 6% threshold specified in Rule 14a-8(i)(12)(ii) at the 2014 Annual Meeting.

For the foregoing reasons, the Company may exclude the Proposal from its 2015 Proxy Materials under Rule 14a-8(i)(12)(ii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance at (203) 373-2227 or Aaron K. Briggs, the Company's Counsel, Corporate, Securities and Finance at (203) 373-2967.

Sincerely,

Ronald O. Mueller

---

[1] The 2014 Proposal received 5,426,083,261 "against" votes and 181,260,106 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

Enclosures

cc: Lori Zyskowski, General Electric Company
Aaron K. Briggs, General Electric Company
Timothy Roberts

EXHIBIT A
(Proponent's Proposal and Related Correspondence)

Mr. Timothy Roberts,
FISMA & OMB Memorandum M-07-16

May 5, 2013

RECEIVED
MAY 08 2014
B. B. DENNISTON III

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston,

Please include the below shareholder proposal for voting at the 2015 GE shareholder meeting. I will hold my GE shares until the 2015 meeting ends.

Sincerely,

Timothy Roberts

Performance For Life

Whereas from 1892 to 2007, General Electric has appreciated on average nearly 7 percent. The last two decades however, General Electric experienced temporary unsustainable performance surge followed by drastic performance decline or free fall. General Electric valuation followed, enabling key executives to earn huge profits from performance swings, repositioning themselves favorably following General Electric performance free fall. The unsustainable performance surge included nineteen percent per share net earnings growth 2000 or twenty seven percent improvement over fifteen percent per share earnings 1999. Dividend increases were seventeen percent 1999, 2000. Some shareholders believed General Electric could consistently double share net earnings approximately every four years. Hundreds of executives earned hundreds of millions, justified by General Electric's valuation. Chief Executive Officer compensation was compared to company valuation increases. Mister Welch earned hundred twenty five million one year in part to company valuation. Mister Immelt sold 85,000 General Electric shares, many with prices over 57 near all time high price of around 60.

Following 2000 General Electric realizes thirty billion in losses. The fantastic performance from the temporary unsustainable earnings surge is criticized by Wall Street journalist Kathryn Kranhold. General Electric per share net earnings growth becomes negative and declines by 37 percent in 2009.

A comparison of long term investor returns to Immelt highlight tremendous alignment opportunities. The investor purchasing shares Immelt sold on Oct 17, 2000, for 57.75 would in twelve years Oct 16, 2012 at share price of 23 experience decline of 60 percent. Immelt however can take comfort. When Immelt sold 40000 shares at 57.75, he could buy them at 6.67 earning handsomely 766 percent. Following company's performance free fall, Immelt buys at 9. Rising from 9 to 23 on Oct 16, 2012, earns Immelt additional hundred fifty percent yielding a total handsome gain over 2250 percent. The book "The Warren Buffet Way" Warren is quite content to hold securities infinitely so long as the prospective return in equity capital of the underlying business is satisfactory, management is competent and honest, and the market does not overvalue the business". By removing current opportunity to profit enormously from extreme performance swings driving accompanying valuation swings, management can be aligned to the long term investor, as the company has committed to return one half net earnings to shareholders in dividends.

This proposal recommends that General Electric improve its stock ownership and holding requirements so that senior executives hold any shares they receive in connection with the exercise of stock options for the life of the executive. This applies only to stock issuable upon exercise of currently unexercised options. The executive can earn the dividends and bequeath the shares.

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

May 14, 2014

VIA OVERNIGHT MAIL
Mr. Timothy C. Roberts

FISMA & OMB Memorandum M-07-16

Dear Mr. Roberts:

I am writing on behalf of General Electric Company (the "Company"), which received on May 8, 2014 your letter giving notice of a shareowner proposal entitled "Performance For Life" (the "Proposal"). It is unclear from your letter whether you provided this notice pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareowners or pursuant to the advance notice provisions of the Company's Bylaws.

If you were providing notice pursuant to Rule 14a-8, please note that the Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (May 5, 2014). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (May 5, 2014); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (May 5, 2014).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (May 5, 2014). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the

proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (May 5, 2014), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

DEAR BRACKETT DENNISTON
AND
LORI

(OVER)

PER-SEC RULE 14a-8 (SEE ATTACHED)
SIMILAR TO LAST YEAR.
MAY 22, 2014
TIM ROBERTS

[signature]

(OVER)

Scottrade

MEMBER FINRA/SIPC

3624 S Hurstbourne Pkwy
Louisville KY 40299-7316
502-499-1106 • 1-800-925-9980

RECEIVED
MAY 23 2014
B. B. DENNISTON III

May 22, 2014

Mr. Timothy Clay Roberts

FISMA & OMB Memorandum M-07-16

Re: Scottrade Account ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

As of May 5, 2014, Timothy Roberts held, and has held continuously for at least one year, a quantity of at least 200 shares of GE common stock.

If you need any additional assistance please call us locally at (502) 499-1106.

Sincerely,

Rob Robertson
Branch Manager

EXHIBIT B
(2014 Proposal in the Company's 2014 proxy materials, filed with the Commission on March 5, 2014)

DEF 14A 1 ge_def14a.htm DEFINITIVE PROXY STATEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

☒ **Filed by the Registrant** ☐ **Filed by a Party other than the Registrant**

Check the appropriate box:
☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material under § 240.14a-12

General Electric Company

(Name of Registrant as Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1)Title of each class of securities to which the transaction applies:
(2)Aggregate number of securities to which the transaction applies:
(3)Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4)Proposed maximum aggregate value of the transaction:
(5)Total fee paid:
☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1)Amount Previously Paid:
(2)Form, Schedule or Registration Statement No.:
(3)Filing Party:
(4)Date Filed:

Table of Contents


Notice of 2014
Annual Meeting &
Proxy Statement
April 23, 2014 | Chicago, Illinois

Table of Contents

Proxy Statement

General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828

* To Be Voted On at the Meeting.

We are sending you this proxy statement and a proxy or voting instruction form (or a Notice of Internet Availability of Proxy Materials, as applicable) in connection with GE's solicitation of proxies, on behalf of its Board of Directors, for the 2014 Annual Meeting of Shareowners. Distribution of these materials is scheduled to begin on March 10, 2014. Please submit your vote and proxy by telephone, mobile device, the Internet, or, if you received your materials by mail, you can also complete, sign, date and return your proxy or voting instruction form.

Your Board recommends a vote AGAINST this proposal.

Each share of GE common stock is entitled to one vote for each director nominee. In uncontested director elections, like the one covered by this proxy statement, GE directors are elected by an affirmative majority of the votes cast, and in contested elections, where there is more than one nominee competing for a director seat, directors are elected by an affirmative plurality of the votes cast. The Board believes that this voting system is fair and most likely to produce an effective board of directors that will represent the interests of all the company's shareowners by providing for the election of director nominees who have received broad support from shareowners.

We believe that this shareowner proposal is contrary to the goals of broader shareowner representation reflected in our existing director election standard. Implementation of this shareowner proposal could allow shareowners with a small percentage of GE common stock to have a disproportionate effect on the election of directors, possibly leading to the election of directors who are beholden to special interests of the shareowners responsible for their election, even if shareowners holding a majority of GE's common stock opposed their election. The Board believes that directors should be elected by and accountable to all shareowners, not special interests holding a small percentage of GE's stock who elect directors by cumulating their votes, and that GE's current election process protects the best interests of all shareowners. Therefore, the Board recommends a vote AGAINST this proposal.

Shareowner Proposal No. 2 — Senior Executives Hold Option Shares for Life

Timothy C. Roberts has informed us that he intends to submit the following proposal at this year's meeting:

Performance For Life

Whereas from 1892 to 2007, General Electric has appreciated on average nearly 7 percent. The last two decades however, General Electric experienced temporary unsustainable performance surge followed by drastic performance decline or free fall. General Electric valuation followed, enabling key executives to earn huge profits from performance swings, repositioning themselves favorably following General Electric performance free fall. The unsustainable performance surge included nineteen percent per share net earnings growth 2000 or twenty seven percent improvement over fifteen percent per share earnings 1999. Dividend increases were seventeen percent 1999, 2000. Some shareholders believed General Electric could consistently double share net earnings approximately every four years. Hundreds of executives earned hundreds of millions, justified by General Electric's valuation. Chief Executive Officer compensation was compared to company valuation increases. Mister Welch earned hundred twenty five million one year in part to company valuation. Mister Immelt sold 85,000 General Electric shares, many with prices over 57 near all time high price of around 60.

Following 2000 General Electric realizes thirty billion in losses. The fantastic performance from the temporary unsustainable earnings surge is criticized by Wall Street journalist Kathryn Kranhold. General Electric per share net earnings growth becomes negative and declines by 37 percent in 2009.

A comparison of long term investor returns to Immelt highlight tremendous alignment opportunities. The investor purchasing shares Immelt sold on Oct 17, 2000, for 57.75 would in twelve years Oct 16, 2012 at share price of 23 experience decline of 60 percent. Immelt however can take comfort. When Immelt sold 40000 shares at 57.75, he could buy them at 6.67 earning handsomely 766 percent. Following company's performance free fall, Immelt buys at 9. Rising from 9 to 23 on Oct 16, 2012, earns Immelt additional hundred fifty percent yielding a total handsome gain over 2250 percent. The book "The Warren Buffet Way" Warren is quite content to hold securities infinitely so long as the prospective return in equity capital of the underlying business is satisfactory, management is competent and honest, and the market does not overvalue the business". By removing current opportunity to profit enormously from extreme performance swings driving accompanying valuation swings, management can be aligned to the long term investor, as the company has committed to return one half net earnings to shareholders in dividends.

This proposal recommends that General Electric improve its stock ownership and holding requirements so that senior executives hold any shares they receive in connection with the exercise of stock options for the life of the executive. This applies only to stock issuable upon exercise of currently unexercised options. The executive can earn the dividends and bequeath the shares.

EXHIBIT C

(2013 Proposal in the Company's 2013 proxy materials, filed with the Commission on March 11, 2013)

DEF 14A 1 ge_def14a.htm DEFINITIVE PROXY STATEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Table of Contents

NOTICE OF 2013 ANNUAL MEETING AND PROXY STATEMENT

April 24, 2013
New Orleans, Louisiana

Table of Contents

CONTENTS

* To be voted on at the meeting.

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY OR VOTING INSTRUCTION FORM, OR SUBMIT YOUR VOTE AND PROXY BY TELEPHONE OR THE INTERNET.

Table of Contents

SHAREOWNER PROPOSAL NO. 5—EXECUTIVES TO RETAIN SIGNIFICANT STOCK

Kenneth Steiner ***FISMA & OMB Memorandum M-07-16*** informed us that he intends to submit the following proposal at this year's meeting:

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2009 with "High Governance Risk." Also "High Concern" for Executive Pay—$21 million for our CEO Jeffrey Immelt.

GMI said our highest paid executives, except one, were given mega-grants of 850,000 time-vesting stock options after receiving one million options the year before. Equity pay given as a long-term incentive should include performance-vesting criteria. Moreover, market-priced stock options may provide rewards due to a rising market alone, regardless of an executive's performance. Additionally, not only was every base salary of our highest paid executives at least 60% over the IRC tax deductibility limit, our CEO's salary of $3.3 million continued to be 230% over the limit and was the third highest 2011 base salary for a CEO at a S&P 500 company.

Furthermore, our CEO's $4 million annual bonus was determined subjectively by our executive pay committee. This was compounded by long-tenured directors controlling 5 of the 6 seats on our executive pay committee. GMI said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. On top of all that, our CEO's pension was increased by $10 million and our company paid $150,000 for his personal use of the company jet.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Executives To Retain Significant Stock—Proposal 5.

Your Board of Directors recommends a vote AGAINST this proposal.

As discussed elsewhere in this proxy statement, our compensation program strives to create long-term value for our shareowners by emphasizing multi-year performance awards, stock options and other equity awards with long vesting periods, requiring senior executives to own significant amounts of GE stock, and offering executive pension benefits that are generally earned and become payable annually only after an executive's retirement from the company. Under the MDCC Key Practices, each senior executive (1) is required to hold a significant amount of GE stock, which is set at a multiple of the executive's base salary; (2) is required to hold for at least one year any net shares of GE stock that he or she receives through the exercise of stock options; and (3) is prohibited from using hedging techniques on any shares of GE stock he or she owns. GE executives have met and exceeded these requirements.

Since he became CEO, Mr. Immelt has purchased over 876,000 shares of GE stock on the open market. Mr. Immelt has not sold any of the shares he acquired or received upon the exercise of stock options or upon vesting of restricted stock units or performance share units (PSUs), net of those required to pay option exercise prices and taxes on such awards, since he became CEO. Similarly, GE's other senior executives typically hold the shares that they receive under stock options and restricted stock units, net of those shares required to pay taxes or option exercise prices. In addition, as shown in the 2012 Outstanding Equity Awards at Fiscal Year-End Table on page 35, each of our named executives holds a significant number of shares that do not vest until the executive reaches age 65. Thus, GE's existing programs already link shareowner value with direct stock ownership by our executives, discourage excessive risk-taking and promote long-term value creation. Accordingly, we do not believe adoption of the policy requested in this shareowner proposal is necessary and the Board recommends a vote AGAINST this proposal.

EXHIBIT D

(The Company's 2014 Annual Meeting of Shareowners voting results, filed with the Commission on April 28, 2014)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **April 23, 2014**

General Electric Company
(Exact name of registrant as specified in its charter)

New York	**001-00035**	**14-0689340**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3135 Easton Turnpike, Fairfield, Connecticut	**06828-0001**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(203) 373-2211**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

(a) General Electric Company (the "Company") held its annual meeting of shareowners on April 23, 2014.

(b) The shareowners elected all of the Company's nominees for director; approved our named executives' compensation; and ratified the appointment of KPMG LLP as the Company's independent auditor for 2014. The shareowners did not approve any of the shareowner proposals, which are listed below.

A. Election of Directors

	Shares For	Shares Against	Shares Abstain	Non-Votes
1. W. Geoffrey Beattie	5,547,760,370	88,537,721	36,840,561	2,094,427,276
2. John J. Brennan	5,553,309,953	87,256,291	32,572,407	2,094,427,276
3. James I. Cash, Jr.	5,487,697,313	152,856,024	32,585,315	2,094,427,276
4. Francisco D'Souza	5,554,308,528	85,637,047	33,193,076	2,094,427,276
5. Marijn E. Dekkers	5,554,662,373	86,251,767	32,224,511	2,094,427,276

6.	Ann M. Fudge	5,509,050,431	132,777,370	31,310,851	2,094,427,276
7.	Susan J. Hockfield	5,541,998,491	100,102,792	31,037,369	2,094,427,276
8.	Jeffrey R. Immelt	5,356,242,736	265,908,995	50,986,921	2,094,427,276
9.	Andrea Jung	5,369,330,198	270,855,048	32,953,406	2,094,427,276
10.	Robert W. Lane	5,540,581,984	100,727,484	31,829,184	2,094,427,276
11.	Rochelle B. Lazarus	5,467,677,044	174,092,707	31,368,901	2,094,427,276
12.	James J. Mulva	5,557,458,731	81,165,117	34,514,804	2,094,427,276
13.	James E. Rohr	5,511,865,279	128,485,822	32,787,551	2,094,427,276
14.	Mary L. Schapiro	5,552,424,347	90,167,441	30,546,865	2,094,427,276
15.	Robert J. Swieringa	5,530,373,801	109,491,736	33,273,114	2,094,427,276
16.	James S. Tisch	4,910,204,631	729,986,231	32,947,790	2,094,427,276
17.	Douglas A. Warner III	5,482,157,526	159,096,032	31,885,094	2,094,427,276

B. Management Proposals

	Shares For	Shares Against	Shares Abstain	Non-Votes
1. Advisory Approval of Our Named Executives' Compensation	5,286,076,566	321,759,992	65,302,094	2,094,427,276
2. Ratification of Selection of Independent Auditor for 2014	7,340,225,847	187,126,020	240,214,061	0

C. Shareowner Proposals

	Shares For	Shares Against	Shares Abstain	Non-Votes
1. Cumulative Voting	1,476,333,703	4,137,719,429	59,075,519	2,094,437,276
2. Senior Executives Hold Option Shares for Life	181,260,106	5,426,083,261	65,787,285	2,094,435,276
3. Multiple Candidate Elections	180,350,153	5,427,303,629	65,514,870	2,094,397,276
4. Right to Act by Written Consent	1,178,299,393	4,429,511,408	65,327,851	2,094,427,276
5. Cessation of All Stock Options and Bonuses	205,544,588	5,402,737,510	64,856,554	2,094,427,276
6. Sell the Company	77,280,370	5,538,251,927	57,606,356	2,094,427,276

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

General Electric Company
(Registrant)

Date: April 28, 2014

/s/ Brackett B. Denniston III
Brackett B. Denniston III
Senior Vice President, General Counsel and Secretary